Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 24, 2016 (May 5, 2016, as to Note 1, Description of Business, Basis of Presentation, and Changes in Significant Accounting Policies, Note 2, Discontinued and Held-for-Sale Operations, Note 7, Loans Held-for-Sale, Net, Note 8, Finance Receivables and Loans, Net, and Note 27, Segment and Geographic Information), relating to the consolidated financial statements of Ally Financial Inc., and our report dated February 24, 2016, relating to the effectiveness of Ally Financial Inc.’s internal control over financial reporting, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Detroit, Michigan

November 29, 2016